UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

Easterly Acquisition Corp.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

27616L 102
(CUSIP Number)

Avshalom Kalichstein
Easterly Acquisition Corp.
138 Conant Street Beverly, MA 01915 Telephone: (617) 303-4800
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

July 29, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 27616L 102
1. Names of Reporting Persons.
Avshalom Kalichstein

2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3. SEC Use Only
4. Source of Funds
N/A
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6. Citizenship or Place of Organization
United States
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
0

8. Shared Voting Power
5,103,000 (1)

9. Sole Dispositive Power
0

10. Shared Dispositive Power
5,103,000 (1)

11. Aggregate Amount Beneficially Owned by Each Reporting Person
5,103,000
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13. Percent of Class Represented by Amount in Row (11)
20.3%
14. Type of Reporting Person
IN

(1) Includes 175,000 shares subject to forfeiture if the underwriters do not exercise their over-allotment option in full.

CUSIP No. 27616L 102
1. Names of Reporting Persons.
Darrell Crate

2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3. SEC Use Only
4. Source of Funds
N/A
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6. Citizenship or Place of Organization
United States
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
0

8. Shared Voting Power
5,103,000 (1)

9. Sole Dispositive Power
0

10. Shared Dispositive Power
5,103,000 (1)

11. Aggregate Amount Beneficially Owned by Each Reporting Person
5,103,000
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13. Percent of Class Represented by Amount in Row (11)
20.3%
14. Type of Reporting Person
IN

(1) Includes 175,000 shares subject to forfeiture if the underwriters do not exercise their over-allotment option in full.

CUSIP No. 27616L 102
1. Names of Reporting Persons.
David Cody

2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3. SEC Use Only
4. Source of Funds
N/A
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6. Citizenship or Place of Organization
United States
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
0

8. Shared Voting Power
5,103,000 (1)

9. Sole Dispositive Power
0

10. Shared Dispositive Power
5,103,000 (1)

11. Aggregate Amount Beneficially Owned by Each Reporting Person
5,103,000
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13. Percent of Class Represented by Amount in Row (11)
20.3%
14. Type of Reporting Person
IN

(1) Includes 175,000 shares subject to forfeiture if the underwriters do not exercise their over-allotment option in full.

CUSIP No. 27616L 102
1. Names of Reporting Persons.
Easterly Acquisition Sponsor, LLC

2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3. SEC Use Only
4. Source of Funds
N/A
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6. Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
0

8. Shared Voting Power
5,103,000 (1)

9. Sole Dispositive Power
0

10. Shared Dispositive Power
5,103,000 (1)

11. Aggregate Amount Beneficially Owned by Each Reporting Person
5,103,000
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13. Percent of Class Represented by Amount in Row (11)
20.3%
14. Type of Reporting Person
OO

(1) Includes 175,000 shares subject to forfeiture if the underwriters do not exercise their over-allotment option in full.

ITEM 1. SECURITY AND ISSUER

This Schedule 13D relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Easterly Acquisition Corp., a Delaware corporation (the “Issuer”).  The address of the Issuer’s principal executive offices is 138 Conant Street, Beverly, MA 01915.

ITEM 2. IDENTITY AND BACKGROUND

(a)
i. Easterly Acquisition Sponsor, LLC is a Delaware limited liability company (the “Sponsor”).

ii. Messers. Avshalom Kalichstein, Darrell Crate and David Cody are responsible for the voting and investment decisions related to the securities held by the Sponsor reported herein. Messers. Kalichstein, Crate and Cody are the members of EACQ Sponsor Manager, LLC, a Delaware limited liability company that is the managing member of the Sponsor.

The foregoing persons are collectively referred to as the “Reporting Persons”.

(b) The address of the principal office of each of the Reporting Persons is 138 Conant Street, Beverly, MA 01915.

(c) The principal business of the Sponsor is investing in Easterly Acquisition Corp. Set forth on Annex A attached hereto is a listing of the directors and executive officers of the Sponsor, and is incorporated herein by reference. Each of the directors and executive officers listed on Annex A are Reporting Persons. Each of Messers. Kalichstein, Crate and Cody are principally employed as Managing Directors of Easterly Capital, LLC, a Massachusetts limited liability company that is a venture capital and private equity firm. The principal address of Easterly Capital, LLC is 138 Conant Street, Beverly, MA 01915.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Messers. Kalichstein, Crate and Cody are citizens of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On July 29, 2015, the Issuer effected a stock dividend (the “Dividend”) of 0.2 shares for each outstanding share of Common Stock. Following the Dividend, the number of shares held by the Reporting Persons increased from 4,252,500 to 5,103,000 shares of Common Stock. There was no consideration paid by any of the Reporting Persons.

ITEM 4. PURPOSE OF TRANSACTION

The Reporting Persons hold the securities of the Issuer for investment purposes. As described in the Issuer’s prospectus dated July 29, 2015 and filed with the Securities and Exchange Commission (the “Prospectus”), the securities reported herein are subject to a lock-up period which runs until one year after the Issuer has completed its Initial Business Combination (as defined below), subject to certain exceptions. During this lock-up period, the Reporting Persons have agreed not to transfer, assign or sell any securities reported herein, except to certain permitted transferees. The lock-up period for the securities reported herein is further described in Exhibit 99.2, the Letter Agreement. The Reporting Persons may, from time to time, acquire additional Common Stock or other related rights or instruments and/or retain and/or sell all or a portion of such Common Stock or other related rights or instruments in the open market or in privately negotiated transactions, and/or may distribute such Common Stock or other related rights or instruments to their affiliates.

As the Issuer is a blank check company, it was formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses, an “Initial Business Combination”. While there are no specific plans or proposals for an extraordinary corporate transaction as described in subparagraph (b) of Item 4 to Schedule 13D, the Reporting Persons do generally intend for an Initial Business Combination to be consummated. As Mr. Kalichstein is the Chief Executive Officer of the Issuer and Mr. Crate is the Chairman of the Board of the Issuer, both Mr. Kalichstein and Mr. Crate will be actively involved in effecting the Issuer’s Initial Business Combination.

Other than as described above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

The Sponsor owns 5,103,000 shares of Common Stock and may be deemed to beneficially share the power to vote and dispose of such 5,103,000 shares, which represent 20.3% of the Common Stock outstanding.

Avshalom Kalichstein, Darrell Crate and David Cody may be deemed to beneficially own and share the power to vote and dispose of the 5,103,000 shares of Common Stock owned by the Sponsor, by virtue of Messers. Kalichstein, Crate and Cody together holding sole voting and investment power over shares of the Issuer’s Common Stock held by the Sponsor. Such Common Stock represents 20.3% of the Common Stock outstanding.

All percentages Common Stock outstanding contained herein are based on 25,175,000 shares of Common Stock outstanding as of August 4, 2015. The 5,103,000 shares of Common Stock currently owned by the Sponsor include 175,000 shares subject to forfeiture if the underwriters do not exercise their over-allotment option in full.

Other than the receipt of shares in the Dividend, no Reporting Person or any person for whom disclosure is required pursuant to General Instruction C effected any transactions in the shares of Common Stock in the past sixty days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

As described in the Issuer’s Prospectus, the Sponsor is party to the Registration Rights Agreement, dated July 29, 2015, between the Issuer and the Sponsor (“Registration Rights Agreement”), and the Letter Agreement, dated July 29, 2015, by and among the Issuer, the Sponsor and the officers and directors of the Issuer (“Letter Agreement”). Mr. Kalichstein and Mr. Crate are also parties to the Letter Agreement.

Pursuant to the Registration Rights Agreement, the Sponsor is entitled, among other things, to registration rights for the securities reported herein and shares of Common Stock underlying warrants purchased in a private placement that took place on August 4, 2015, subject to certain exceptions. The holders of a majority of these securities are entitled to make demands that the Issuer register such securities at any time on or after the date the Issuer consummates its Initial Business Combination. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the consummation of the Issuer’s Initial Business Combination. The Issuer will bear the expenses incurred in connection with the filing of any such registration statements.

Pursuant to the Letter Agreement, the Sponsor, Mr. Kalichstein and Mr. Crate agreed, among other things, not to sell or transfer shares of Common Stock held immediately prior to the Issuer’s initial public offering, subject to certain exceptions, until one year after the Issuer has completed its Business Combination. The Sponsor, Mr. Kalichstein and Mr. Crate agreed that they would not be entitled to receive any liquidation distributions from the Issuer’s trust account with respect to shares of Common Stock held immediately prior to the Issuer’s initial public offering. Each further agreed to waive any redemption rights with respect to any shares of Common Stock held by it/him in connection with the Issuer’s Initial Business Combination.

Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13D as Exhibit 99.3, with respect to the joint filing of this Schedule 13D and any amendment or amendments thereto.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit	Description

99.1	Registration Rights Agreement, dated July 29, 2015, between Easterly Acquisition Corp. and Easterly Acquisition Sponsor, LLC.

99.2	Letter Agreement, dated July 29, 2015, among Easterly Acquisition Corp., its officers, directors and Easterly Acquisition Sponsor, LLC

99.3	Joint Filing Agreement, dated as of August 10, 2015 by and among Easterly Acquisition Sponsor, LLC, Avshalom Kalichstein, Darrell Crate and David Cody.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: August 10, 2015	EASTERLY ACQUISITION SPONSOR, LLC

	By:	/s/ Darrell Crate
	Name:	Darrell Crate
	Title:	Managing Director

Dated: August 10, 2015

	By:	/s/ Avshalom Kalichstein
	Name:	Avshalom Kalichstein

Dated: August 10, 2015

	By:	/s/ Darrell Crate
	Name:	Darrell Crate

Dated: August 10, 2015

	By:	/s/ David Cody
	Name:	David Cody

ANNEX A

Directors and Officers of Easterly Acquisition Sponsor, LLC:

Business Address: 138 Conant Drive, Beverly, MA 01915.

Name:	Title:

Darrell Crate	Managing Director

Avshalom Kalichstein	Managing Director